UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)/1/



                                   CIBER, INC.
                                  ------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    17163B102
                                   ----------
                                 (CUSIP Number)

                                FEBRUARY 14, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         o        Rule 13d-1(b)
         o        Rule 13d-1(c)
         |X|      Rule 13d-1(d)


------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17163B102                 SCHEDULE 13G                     PAGE 2 OF 6
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bobby Stevemsom
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
            N/A                                                     (b) |_|
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    12,035,419
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   7,798,703
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     4,236,716
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,035,419
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES   (See instructions)                                    |_|


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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 20%     See footnote 3 to Item 4
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  12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------


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CUSIP NO. 17163B102                 SCHEDULE 13G                     PAGE 3 OF 6
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Item 1.

         (a)      Name of Issuer:  CIBER, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                  5251 DTC PARKWAY, SUITE 1400
                  ENGLEWOOD, CO 80111
Item 2.

         (a)      Name of Person Filing:  BOBBY G. STEVENSON

         (b)      Address of Principal Business Office or, if none, Residence:

                  5251 DTC PARKWAY, SUITE 1400
                  ENGLEWOOD, CO 80111

         (c)      Citizenship:   UNITED STATES

         (d)      Title of Class of Securities:  COMMON STOCK, PAR
                  VALUE $.01 PER SHARE

         (e)      CUSIP Number:  17163B102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                  NOT APPLICABLE

         (a)      [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the
                      Act (15 U.S.C. 78c).

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An investment advisor in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)      [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g)      [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);


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CUSIP NO. 17163B102                 SCHEDULE 13G                     PAGE 4 OF 6
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         (h)      [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ] A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

Item 4.           Ownership

         (a)      Amount Beneficially Owned:  12,035,419 2

         (b)      Percent of Class:  20% 3


------------------------
/2/ Includes shares held by the 1998 Bobby G. Stevenson Revocable Trust and the Bobby G. Stevenson Revocable Trust, both trusts of which Mr. Stevenson is the settlor, trustee and beneficiary. Excludes 84,000 shares of Common Stock held in the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership. In connection with the issuance by Merrill Lynch & Co., Inc. ("ML & Co.") of 2,012,500 Structured Yield Product Exchangeable for Stock 7 7/8% STRYPES(sm) Due February 1, 2001 securities, the reporting person, individually and as settlor, trustee and beneficiary of the 1998 Bobby G. Stevenson Revocable Trust entered into a Forward Purchase Contract (the "STRYPES Agreement") with ML & Co. pursuant to which, in consideration of the payment to him on January 30, 1998 of $82,012,603.76, he is obligated to deliver to ML & Co. on the business day preceding February 1, 2001 up to a maximum of 2,118,358 (4,236,716 as a result of a stock split in March 1998) shares of Common Stock of CIBER, Inc., subject to his right to satisfy his obligations under the STRYPES Agreement by delivering to ML & Co. cash with an equal value. Furthermore, the reporting person's obligations may be satisfied by delivery of fewer than 2,118,358 (4,236,716 post-split) shares if the Maturity Price of the CIBER Common Stock is in excess of the applicable Initial Appreciation Cap (as those terms are defined in the Prospectus, dated January 26, 1998, of ML & Co. filed with the Securities and Exchange Commission on January 27, 1998 pursuant to Rule 424(b)(the "Prospectus"). The STRYPES securities and the STRYPES Agreement reported herein are more fully described in the Prospectus.

         The 2,118,358 (4,236,716 post-split) shares of CIBER Common Stock referred to above are held indirectly by the reporting person in the name of Bobby G. Stevenson as trustee of the 1998 Bobby G. Stevenson Revocable Trust. Assuming the delivery to the ML & Co. Subsidiary of the maximum number of shares of Common Stock required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES subject to the over-allotment option granted to the Underwriter of the STRYPES) pursuant to the Forward Purchase Contract, Mr. Stevenson will beneficially own 7,798,703 shares of Common Stock, which will represent approximately 20% of the Company's outstanding stock.

/3/ Based on 59,414,160 shares of Common Stock outstanding as of December 31, 1999.

CUSIP NO. 17163B102                 SCHEDULE 13G                     PAGE 5 OF 6
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         (c)      Number of shares as to which such person has:

                  (a)      Sole power to vote or to direct the
                           vote:  12,035,419

                  (b)      Shared power to vote or to direct the vote:  0

                  (c)      Sole power to dispose or to direct the
                           disposition of:  7,798,703

                  (d) Shared power to dispose or to direct the disposition of: 4,236,716 4

Item 5.           Ownership of Five Percent or Less of a Class:  NOT APPLICABLE

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. o

                  Instruction: Dissolution of a group requires a response to this item.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  NOT APPLICABLE

Item 8.           Identification and Classification of Members of the Group:

                  NOT APPLICABLE

Item 9.           Notice of Dissolution of Group:

                  NOT APPLICABLE

Item 10.          Certification:

                  NOT APPLICABLE


------------------------
/4/ Pursuant to the Strypes Agreement described in note 2 above, Mr. Stevenson may not dispose of the 2,118,353 (4,236,716 post-split) shares securing the Strypes agreement until the Strypes Agreement is settled.

CUSIP NO. 17163B102                 SCHEDULE 13G                     PAGE 6 OF 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000


                                                  /S/ BOBBY G. STEVENSON
                                                  ----------------------
                                                  Bobby G. Stevenson

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001)